FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓


TRANZ RAIL

For Immediate Release
23 July 2002

Tranz Rail Targets Growth

Tranz Rail today announced that it expects to achieve an operating profit of $55.8 million for the year ending 30 June 2003.

The company told a briefing of analysts, fund managers and financial media that it had put in place significant foundation work in the past 12 to 18 months, the results of which would begin to flow through to its bottom line in the next financial year. These benefits would continue into the 2004 and 2005 financial years.

Managing Director Michael Beard said Tranz Rail's financial targets were within reach given the solid foundation that had been built: "We have taken some very hard decisions, undertaking a massive restructure, outsourcing engineering functions and divesting non-core business to concentrate on freight.

"We have also taken the opportunity – as signalled at out last quarterly briefing - to tidy up the balance sheet, writing down a number of assets.

"Those changes have been under consideration for some time and with the recent appointment of a new Chief Financial Officer, we have taken a fresh look at our policies and taken this opportunity to start the 2003 financial year with a clean sheet."

The changes amount to writedowns of NZ$148-$170 million on Tranz Rail's total asset base of NZ$933 million.

With the restructuring of the balance sheet and operational changes largely completed, Tranz Rail was well-placed to capture the benefits of its change programme, gather momentum, and go forward to build freight volumes and revenues.

"The structural changes to the business have taken longer than expected to bed in and we have already confirmed that this has impacted on our revenues in the current year, leading to a lower year-end result," Mr Beard said.

However, improvements to bulk freight services and a shift to containerised freight were now leading to a dramatic improvement in service: "On-time performance is now around 80% and hitting the 90% mark on a regular basis compared to 46% a year ago.

"Growth in rail freight revenue is the key to our success in reaching revenue targets. In the new financial year we have budgeted significant increases in revenue for intermodal and bulk freight as we bring more freight to rail from road. We expect incremental growth in these areas in the following two years."

Tranz Rail's recently introduced Intermodal system is an area that will be targeted for aggressive growth particularly in picking up business with shipping lines, domestic forwarders, domestic LCL/FCL and finished milk products.

"The intermodal system of containerised freight running on fixed capacity, fixed timetable, point-to-point services is already giving us marked improvements in on-time performance while providing customers certainty about availability of space. That means we are a viable option for shipping companies who may be dropping port calls as rail can be relied on to ensure export containers meet ship departures," Mr Beard said.

Other key points in the Tranz Rail growth strategy were:

- Continued cost reductions
- Further reductions in head count
- Pricing to fill unused capacity
- Expand South Island Metroport
- Re-investigate Clifford Bay for use by the Interisland Line
- Sale of Wellington Tranz Metro
- Sales of remaining 50% of Tranz Scenic
- Re-examination of the ATN holding in Australia

Mr Beard emphasised that Tranz Rail's growth plans were not reliant on any Government decision. Any previous discussions with the Government had been held in the context of commenting on future land transport policy options and the part rail could play in assisting that policy.

Mr Beard said the future of marginal regional lines would be addressed through aggressive pricing to attract both new and former customers and private/public sector partnerships.

Media Inquiries to:

Michael Beard
Managing Director

09 2705000

Alan McDonald
Media Spokesman

09 2705 305 or 0274 313 920

This document contains certain statements that are "forward-looking," within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, including statements regarding, among other matters, the beliefs, expectations, plans and estimates of the Company with respect to certain future events, including without limitation assumptions related to market valuation and future performance and similar expressions concerning matters that are not historical facts. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in the projections. For additional information concerning such risk factors, see the Company's Form 20-F for the fiscal year ended June 30, 2001 filed with the U.S. Securities and Exchange Commission. A copy of the Form 20-F is available from the Company upon written request.

TRANZ RAIL

For Immediate Release
23 July 2002

TRANZ RAIL RESTRUCTURES BALANCE SHEET

Tranz Rail Holdings Ltd confirmed today asset writedowns of between NZ$148 million and $170 million. The writedowns arise from a comprehensive review of the company's balance sheet in the wake of its major change programme.

Chief financial officer Wayne Collins said Tranz Rail had taken the tough decisions to restructure the company and was now tidying up its balance sheet so the company could start the new financial year with a clean sheet.

"We believe these steps are appropriate and necessary and establish a firm platform from which Tranz Rail can achieve its earnings growth targets over the coming three years."

Much of the writedowns are associated with the re-engineering of Tranz Rail's business. Fixed assets were to be written down by NZ$60 million, reflecting Tranz Rail's move to a smaller fleet and better asset utilisation, which had in turn made some of the company's equipment obsolete. Similarly, the company had written down some of its IT assets, reflecting the fact that the outsourcing of engineering functions meant there was no ongoing requirement for IT support in this area.

Other writedowns included:

- NZ$16-19 million in the value of inventory. Much of the company's inventory had been sold to Tranz Rail's new partners with the outsourcing of its engineering businesses. This had established a market value for such equipment and Tranz Rail had elected to revalue its remaining inventory on this basis.
- NZ$13 million on the value of Tranz Rail's 24% shareholding in Australian Transport Network (ATN). The investment had been assessed on the basis of latest market information, established with the recent sales of shares in ATN by other parties. While Tranz Rail saw further upside in ATN, and was focused on realising this further value, it had taken the conservative decision to amend the book value of its investment.
- NZ$12 million on goodwill in subsidiary company Tranz Link International, reflecting a lowering of future performance expectations from those envisaged at the time of purchase.
- NZ$15-$25 million on the value of the deferred tax asset. The significant change in ownership of Tranz Rail in recent times means that certain tax losses cannot be carried forward.

Mr Collins confirmed that Tranz Rail would move onto its balance sheet the US$55 million lease on the Aratere interisland ferry. The lease – negotiated with the purchase of the new ferry in 1998 – runs until 2011. With the shift onto balance sheet, there is a need to depreciate the asset. Accordingly, Tranz Rail is writing down the value of the Aratere by NZ$30 million, reflecting three years' historic depreciation dating back to the time the lease was signed. This will represent a one-off charge to this year's financial result.

Mr Collins said Tranz Rail had decided, however, that there are no circumstances to necessitate a change in classification of the GATX lease on locomotives and wagons which would therefore remain off-balance sheet. The lease expires in 2008 at which time Tranz Rail can either make a residual payment of US$9.3 million or elect to purchase the leased equipment. Tranz Rail has decided to start accruing for this return payment at the rate of NZ$1.6 million a year. Given this lease is halfway through its life, a one-off charge of NZ$9 million will attach to this year's result, representing accruals dating back to the negotiation of the lease.

Mr Collins said recent publicity about the way Tranz Rail accounted for its track investment had been reviewed closely and would not change.

"We aren't afraid of making the tough calls to do the right thing but in the case of track investment, we are completely satisfied that our practices are appropriate.

"Over the past nine years, $187 million of capital investment was made in the track. This work improved the reliability of the track, enabled us to run faster trains or carry heavier loads. Given such investment improved the quality of the track asset, it was rightly treated as capital expenditure.

"Over the same period, around $300 million was spent on more routine maintenance and was therefore treated as an operating expense."

Media Inquiries to:

Wayne Collins
Chief Financial Officer

09 2705000

Alan McDonald
Media Spokesman

09 2705 305 or 0274 313 920

TRANZ RAIL

For Immediate Release
23 July, 2000

Tranz Rail Board Reflects New Zealand Base

Two New Zealand directors Wayne Walden and Jon Cimino have joined the Board of Tranz Rail with overseas-based director David Richwhite deciding to retire.

The changes reflect a commitment made in April to change the Board make-up to reflect its new ownership, which is now largely New Zealand and Australian-based with about 60% of shares held in New Zealand.

Tranz Rail said further changes to the Board were imminent following confirmation of available candidates and the likely resignation of more overseas-based directors.

"I'm pleased to be able to welcome two high calibre and experienced New Zealand directors to our Board," Tranz Rail Managing Director Michael Beard said today.

"When the ownership changes occurred earlier this year we expressed a desire to change the Board to reflect that ownership and I'm pleased to see that come to fruition. That process began when John Loughlin replaced Carl Ferenbach in February. We expect five further retirements and two more new appointments within the next three months, reducing the Board from its current maximum of 10 to seven members.

"We have taken our time to make certain we have high calibre replacements who will inject fresh thinking to the company."

Wayne Walden is the former Group Managing Director of Farmers Deka Ltd. He is now a director of sports Foundation, Mighty River Power, Meat New Zealand and Agritec Ltd. He is also founding Chairman of the Project K Trust youth development programme.

Jon Cimino is a former Director and Deputy Chairman of the New Zealand Stock Exchange and currently sits on the NZSE Surveillance Panel. He is a director of Waste Management NZ Ltd and Genesis Research and Development Corporation Ltd. He is also Chairman of Arnold Ltd, a joint venture between NZoom and TEK Travel.

Media Inquiries to:

Michael Beard
Managing Director

09 2705000

Alan McDonald
Media Spokesman

09 2705 305 or 0274 313 920


TRANZ RAIL

For Immediate Release
Passenger

Tranz Rail to Complete Exit from Passenger Services

Tranz Rail will complete its exit from all passenger train services with the sale of Wellington's Tranz Metro network and an exit from its current holdings in long distance passenger services.

Tranz Rail today signalled its intention to complete the sale of the Wellington network by the end of the year.

"We believe the future needs of commuters in Wellington will be best met by specialist passenger operators in a private/public partnership similar to the arrangements now being put in place in Auckland.

"We will work through a smooth and quick exit process with the ARC in Auckland, beginning next July, and want to quickly progress the sale of the Wellington network following the WRC's decision on its joint venture partner," said Tranz Rail's Managing Director Michael Beard.

"We have also decided to divest our remaining 50% share in Tranz Scenic, the company that now runs long distance passenger trains in New Zealand. "

Mr Beard said that decision was consistent with the company's desire to concentrate its efforts on the freight business and Tranz Rail would now look for a buyer for its share in Tranz Scenic.

"Tranz Scenic is running a good operation with very definite and innovative ideas for the future. However our core business and its prospects for significant future growth is freight and that is where we are concentrating our efforts."

Media Inquiries to:

Michael Beard
Managing Director

09 2705000

Alan McDonald
Media Spokesman

09 2705 305 or 0274 313 920

TRANZ RAIL

For Immediate Release
23 July 2002

Interisland Line to Revisit Clifford Bay

The Interisland Line, a business group of Tranz Rail Ltd, is to re-examine the potential for using Clifford Bay as its South Island port of operations.

Detailed analysis of the potential for using Clifford Bay is part of Tranz Rail's future strategy for growth, announced by the company at a briefing in Auckland last night.

The Interisland Line Group General Manager Thomas Davis said any construction of a new terminal at Clifford Bay would be likely to be based on a joint venture.

"We would look for investors to design, build and operate the terminal in return for a long-term commitment from The Interisland Line as the main customer of the new facility," says Mr Davis.

"A move to Clifford Bay could potentially create a more efficient and cost effective freight and passenger link between New Zealand's two main islands reducing the Wellington-Christchurch trip by around two hours.

"We believe there could be significant gains to be made in port costs, fuel costs, time savings and the mix of ferries-possibly reducing from three to two-we would need to operate across this shorter distance. We already have the consents in place for this terminal and will look to move quickly if the analysis stacks up."

Mr Davis said the trip from Wellington to Clifford Bay would take just two to two and half hours for the conventional ferries, instead of the current three, with passengers linking directly into State Highway One. Readily available marshalling space at Clifford Bay would also allow the creation of a more efficient rail link into the South Island Main Trunk line.

"With a purpose-built terminal at Clifford Bay we would not be subject to some of the constraints we currently have in Picton and as the main contractor for terminal services we would not be subject to concerns we currently face around port charges."

Mr Davis said there had been a great deal of interest from investors when discussing construction and operating options for Clifford Bay in the past.

Detailed analysis of the Clifford Bay option by both The Interisland Line and independent consultants is underway with a decision on going ahead with the new terminal likely by December. The terminal could be in operation by late 2005.

Mr Davis said a move to Clifford Bay would provide Picton with an opportunity to reinvent itself as a destination within the Marlborough Sounds rather than a transit point for through traffic.

Media Inquiries to:

Thomas Davis
Group General Manager
The Interisland Line

04498 2059 or 021 486 704

Alan McDonald
Media Spokesman

09 2705 305 or 0274 313 920

TRANZ RAIL HOLDINGS LIMITED

MARKET PRESENTATION
23 JULY 2002

BOARD OF DIRECTORS

Future Board Composition

- Appropriate time for change
- Carl Ferenbach, David Richwhite recently resigned from the board, other resignations will follow
- Smaller 7 member board to replace current capacity of 10
- New Zealand based
- First "new" director John Loughlin appointed in February 2002
- Wayne Walden and Jon Cimino will join the board in July 2002
- Two other board members will be appointed in the near future



Wayne Walden

Wayne is currently the Deputy Chairman of Meat New Zealand and a Director of Mighty River Power. He has more than 30 years experience in New Zealand's retail and wholesale sectors. Most recently he was Managing Director of Farmers Deka Limited. He has previously been general manager of LD Nathan's general merchandise division, chief executive of Associated Wholesalers and an advisory Board Director on Westpac Trust. Mr Walden is founding chairman of Project K, established six years ago to support youth development programmes for at-risk-teenagers and was a Board Member of the New Zealand Sports Foundation.

Wayne's interests are Beef and Sheep farming, boating, rugby, fishing, hunting and tennis. Wayne is married with two children.



Jon Cimino

Jon is a corporate consultant and company director, living in Auckland. Currently he is a member of the board of listed companies Waste Management NZ Ltd and Genesis Research and Development Ltd. In addition he is a member of the NZSE Surveillance Panel and the New Zealand Chairman of UBS Warburg NZ Ltd.

Jon's career history has been in the sharebroking and investment banking sectors. He achieved the positions of Head of Investment Banking and Managing Director of UBS Warburg and its predecessor company Buttle Wilson.

He is a graduate of Victoria University of Wellington and has completed the Advanced Management Programme at Harvard Business School in Boston.

Asset Writedowns

Summary

- Accounting not economic effects
- Surplus / obsolete / unidentified / value
  - fixed assets
  - inventory
  - investments
  - goodwill
  - tax
- Lease accounting critically evaluated
  - Aratere on balance sheet
  - GATX - operating lease
- No writedown of track assets
- Adjustments subject to final audit

Financial Impact

	$M
TLI Goodwill	12
Inventory	16-19
Fixed Assets	60
Aratere	23-32
GATX (Residual payment)	9
Impact on net profit before tax	120-132
Deferred Tax	15-25
ATN	13
Total Impact on net surplus	148-170

Tranz Link International (TLI)

- Estimate $12 million
- Acquired 1998
- Earnings below initial investment expectations
- Value consideration in line with net asset value

Inventory

- Estimate NZ$16 - 19 million
- Operational changes
  - Simplification of rail operations (ITP)
  - outsourcing
- Asset spare parts inventory
- Write down to residual value

Fixed Assets

- Estimate $60 million
- Operational changes / review of assets
  - ITP
  - fleet reduction
  - outsourcing
- Obsolete / surplus / unidentified
  - unrefurbished assets
  - locomotives
  - wagons
  - SAP

Aratere Lease

- 12 year lease with NPV US$55 million
- Previously accounted for as an operating lease
- Uncertainty of residual value requires change in accounting estimate
- Lease now classified as a finance lease

Deferred Tax

- Estimate \$15 - \$25 million
- Deferred tax recognised to offset deferred tax liability (in accordance with GAAP)
- 49% shareholder continuity broken
- Certain prior year tax losses no longer available

Australian Transport Network (ATN)

- Estimate $13 million
- 24% interest in associate with previous Tranz Rail shareholders
- Expected synergies did not occur
- Identified for sale June 2001
- Writedown to reflect latest market price

Track Accounting Policy

Track

- No write off of track assets
- Estimated replacement cost of track $1 million per km (not including bridges, tunnels, earthworks)
- Network replacement cost in excess of $4.6 billion for track alone
- Current book value $219.4 million (not including bridges, tunnels, earthworks)

Schedule of Capital Expenditure 1994 - 2002

Item	Value $M
Improvement to Coal Route	40
Improvement to Milk Route	10
Continuous welded rail	35
Sleeper renewal	49
Other	53
	$187

STRATEGIC PLAN
&
BUDGET 2002/3

This document contains certain statements that are 'forward-looking', within the meaning of Section 21E of the US Securities Exchange Action of 1934, including statements regarding, among other matters, the beliefs, expectations, plans and estimates of the Company with respect to certain future events, including without limitation assumptions related to market valuation and future performance and similar expressions concerning matters that are not historical facts. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in the projections. For additional information concerning such risk factors, see the Company's Form 20-F for the fiscal year ended June 30, 2001 filed with the US Securities and Exchange Commission. A copy of the Form 20-F is available from the Company upon written request.

Corporate

- 2001/2 was a year of radical change within TRL
- Significant foundation work has been put in place to underpin future sustainable growth
  - Tranz Rail restructured around 3 defined and manageable businesses, Rail Services Group - The Interisland Line - Distribution Services Group - separate P/Ls - balance sheets - allocation of overheads and transfer prices
  - new management teams
  - head office transferred Wellington - Auckland - open plan - team environment
  - exited non core businesses - Tranz Scenic - Auckland Tranz Metro - Wellington Tranz Metro (in progress)
  - Major headcount reduction 4200 → 2900

Rail Services Group

- Outsourced mechanical engineering (locos - wagons - fork lifts), infrastructure engineering (track - structures - signals)
- Simplification of train operations (ITP) - fixed consist unit trains - containerisation of freight - creation of 15 new terminal sites - new IT development to replace AMICUS

– sidings	1250	→	200
– daily Trains	88	→	78
– mainline Locos	168	→	141
– shunt Locos	76	→	39
– wagons	4900	→	4300
– on time service performance	46%	→	70%

The Interisland Line

- Retonnaged service 3½ → 3 ships by introducing a year round fast ferry the Lynx to replace Arahanga
- Passenger/car market - achieved improved yield performance
- Reduced sales costs
  - agency commissions
  - new sales channels
- Completed outsourcing of call centre
- Focus on retail and catering activities

Distribution Services Group

- Restructured trucking operations
  - introduction of 100% variable Owner Driver arrangements
  - exit of majority leased and company-owned equipment
- Deployment of a new enterprise Information System
- Introduction of Branch P&Ls
- Increased depth of senior management team
- Commencement of major uprate initiative
- Commencement of major utilisation initiative

2003→2005

- A continuation of 2001/2002 Plan - key drivers of
  - revenue growth
  - competitive cost structure
  - service quality improvements
  - step change in safety performance

- *Step by Step Plan to achieve quantum improvements in EBIT
  - 2001/2 $26.0 million
  - 2002/3 $55.8 million
  - 2003/4 $78.1 million
  - 2004/5 $94.2 million

** after adjustment for Aratere lease costs*

Divestments

- Divest remaining 50% interest in Tranz Scenic
  - not subject to Tranz Rail management
  - risk profile

- Complete sale of Wellington Tranz Metro
  - sale of assets/business operations
  - track access

- Examine ATN investment to maximise value
  - further investment to gain control?
  - exit strategies?

Partnership With Crown

- Engage in discussions with Crown to determine the role of rail in the Government's Land Transport policy
  - marginal lines/regional development
  - track expansion/ATR funding
  - road/rail economics - 'level playing field'

Key Imperatives

- Rail Services Group - Get the top line growing again through selling significant service quality improvement and optimally pricing unutilised capacity
- The Interisland Line - Defend/improve the returns of a 'mature franchise'. A new ship operating configuration is required to significantly improve service quality and lower costs
- Distribution Services Group - Significantly improve margins through customer mix and associated packing efficiency

Rail Services Group
Budget 2002/3

Room for Growth

- Low penetration of overall freight market
  - Service delivery
  - Pricing strategy
- Unutilised capacity
  - Intermodal network utilisation
  - Intermodal daily utilisation pattern

Low Penetration of Overall Freight Market


$694m
$1,546m
$587m
$637m
$3,465m
100
80
60
40
20
0
Percent of Total
Sea
Sea
Sea
Road
Road
Road
Road
Road
Distance
Local
(Intra-city)
Short
(<250 km)
Medium
(250-500km)
Long
(>500 km)
Total
Market

Intermodal Network Utilisation - Existing Services


TEU 000's
PA
800
600
400
200
0
700
100%
67%
0%
Capacity
Actual

Pricing Strategy to Maximise Returns

- Dedicated Rail/Bulk Customers - Price to achieve WACC
  - transparent partnerships
  - derisk - take and pay/hook and pull
  - CPI adjustments
  - FAF agreements
  - alternative asset ownership structures

- General Freight - price to maximise ROI
  - achieve acceptable service delivery levels
  - product/service offerings responsive to market needs
  - simple and transparent pricing structure
  - incentives to move road to rail
    - volume discounts/rebates
    - pricing to fill unused capacity
    - create new off peak capacity

Revenue Initiatives

- Sell improved service reliability
- New Services - e.g. Auckland - Wellington overnight intermodal service
- Containerisation - Introduction of 24 ft container equipment to increase participation LCL/FCL domestic traffic - export traffic
- Intermodal Pricing - Differential pricing to fill unutilised capacity
- Bulk Pricing - Improved volumes from transparent agreed pricing model
- Expand Metroport concept

2003 Freight Revenue by Sector

	2001/2 Forecast $M	2002/3 Budget $M	Variance
Intermodal	177.7	192.0	14.3
Bulk	74.2	85.6	11.4
Forestry	49.0	43.1	(5.9)
Freight Total	**300.9**	**320.7**	**19.8**

TRANZ RAIL

RSG Competitive Cost Structure

Cost Initiatives

- Customer Service/Terminals
  - Introduce terminal profit and loss statements - stronger cost control accountability
    - head count reduction
    - focus on labour costs - sick, overtime, penal etc.
    - Better maintenance and security of terminal assets
  - Multi skill labour force - wagon shunting, box handling, train inspection
  - Progressive outsourcing of terminal operations to specialists

- Wagons - Reduction in wagon costs through recovery of "rotable" spares from retirement of obsolete equipment

Cost Initiatives contd.

- Cost of poor quality
  - customer claims
  - trucking
  - customer dissatisfaction and revenue leakage
  - train and shunt derailments
- Overheads
  - focus on head count reductions, travel, communications, vehicle and utility costs

Service Reliability Initiatives

- On time departures/arrivals through standard work practice
  - customer service centres - booking and train planning
  - terminals - train build and cargo care
- Underpinned by replacement of legacy IT systems
  - replacement of AMICUS to reduce costs and improve operations and service functionality
- Daily management system
  - operational discipline
  - contingency planning
  - communication

Service Reliability Initiatives contd.

- Improve locomotive performance
  - increase loco capex to achieve daily availability target of 122 locos and elimination of break downs
  - develop business case to support introduction of new locomotives - smaller number - reliable - more powerful
- Improve track reliability
  - focus on removing speed restrictions to achieve service transit targets
  - heat buckle remediation
  - remove remaining 9ft 6” container tunnel restrictions
  - move from asset renewals programme to preventative maintenance programme

Daily Locomotive Availability


No. Locos
Availability
Target

Locomotive Outages


160
140
120
100
80
60
40
20
0
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03

Network Speed Restriction Time Loss



Network Speed Restriction Time Loss hrs
07:12
06:00
04:48
03:36
02:24
01:12
00:00
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03

Intermodal Trains On Time Service


On Time Service Delivery
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Arrivals
Departures
Target

Customer Service/Terminal Cargo Handling Errors


Cargo Delays - Number of Days
Container/days lost - undelivered
120
100
80
60
40
20
0
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03

Step Change in Safety Performance

	2001	2002
Lost Time Injuries	7.5	5.2
Medical Treatment Injuries	18.0	12.0

per 200,000 hours worked

RSG Budget 2002/3

	2001/2 Forecast $M	2002/3 Budget $M	2003/4 Estimate $M	2004/5 Estimate $M
Freight	300.9	320.7	332.0	343.5
Miscellaneous	22.9	16.0	21.4	21.4
Total revenue	**323.8**	**336.7**	**353.4**	**364.9**
Terminals	40.0	36.8	36.2	35.7
Customer Service & Commercial	10.9	9.7	9.3	9.3
Locomotives	41.9	41.3	41.0	41.5
Wagons	20.0	18.6	19.0	18.7
GATX Lease	15.6	21.7	21.7	21.7
Infrastructure & Engineering	53.6	50.6	51.9	51.0
Fuel	32.6	30.1	30.7	31.2
Other Linehaul	59.0	41.2	40.3	40.0
Other costs	11.3	19.7	16.7	17.4
Total costs excluding Depreciation	**284.9**	**269.7**	**266.8**	**266.5**
EBITDA	**38.9**	**67.0**	**86.6**	**98.4**
Depreciation	40.7	41.4	40.5	40.1
EBIT	**(1.8)**	**25.6**	**46.1**	**58.3**
Abnormals	(32.8)	0.0	0.0	0.0
Add Back Depreciation	40.7	41.4	40.5	40.1
Deferred gain GATX	(4.9)	(4.9)	(4.9)	(4.9)
Amortisation Of GATX Return Payment	0.0	1.6	1.6	1.6
Capex	(41.4)	(52.4)	(52.4)	(52.4)
Cash flow before asset sales	**(40.2)**	**11.3**	**30.9**	**42.7**
Asset Sales	0.0	7.0	1.5	0.0
Cashflow after asset sales	**(40.2)**	**18.3**	**32.4**	**42.7**

2002/3 Capital Expenditure

	2001/2 $M	2002/3 $M	
Asset maintenance			
- Loco's - overhauls variations	12.0	19.7	Upgrade loco reliability
- Wagons	4.0	4.2	Refits
- Infrastructure	16.4	17.0	Renewals, etc
Equipment replacement			
- Specialist Equipment	0.0	2.0	Existing business $5m pa
Initiatives			
- 24 foot containers x 200	0.0	4.0	LCL/FCL New Business
- Relocate train control	0.0	0.5	Wellington - Auckland move
- ITP terminals	4.3	2.0	Complete ITP Terminals
- Coal Loco upgrades	0.0	0.6	Longer 24 wagon trains
- Flat rack	0.0	0.3	New business
- Other	0.0	0.3	
- Corporate (IT etc)	4.7	1.8	Bookings System Amicus replacement
Total Capex Rail Services	**41.4**	**52.4**	

The Interisland Line
Budget 2002/3

Revenue Initiatives

- Capacity utilisation / yield management
- Commercial Vehicles
  - consider introducing longer term contracts with volume incentives
  - time slot pricing
  - release capacity constraints
- Passenger/Cars
  - Arahura Deck 5 modifications to expand passenger/car capacity
  - revenue yield management
  - market creation and promotion
  - increase passenger retail spend

Cost Initiatives

- Fleet configuration
  - short term retonnaging opportunities
  - confine deployment of fast ferry to summer season
- Reduce Sales Costs - Introduce web-based sales capability and agency interface
- Complete investigation of outsourcing opportunities:
  - ship management
  - retail/catering

Clifford Bay

- Undertake detailed analysis of Clifford Bay as an alternative to Picton
  - position TIL to meet competition through superior service offering
  - port costs
  - time savings
  - retonnaging opportunities, 3 → 2 ships

	2001/2 Forecast $M	2002/3 Budget $M	2003/4 Estimate $M	2004/5 Estimate $M
External revenue	113.4	118.3	123.6	126.7
Internal revenue	40.1	27.4	27.6	27.5
Total revenue	**153.5**	**145.7**	**151.2**	**154.2**
Labour costs	31.6	31.9	33.5	34.2
Fuel	17.2	18.4	18.8	19.2
Charter costs	18.1	18.6	12.5	12.5
Port costs	10.1	10.2	10.4	10.4
Other costs	34.2	32.7	36.1	37.1
Total costs excluding Depreciation	**111.2**	**111.8**	**111.3**	**113.4**
EBITDA	**42.3**	**33.9**	**39.9**	**40.8**
Depreciation	6.6	6.4	6.6	6.4
EBIT	**35.7**	**27.5**	**33.3**	**34.4**
Abnormals	(3.6)	0.0	0.0	0.0
Add Back Depreciation	6.6	6.4	6.6	6.4
Capex	(2.1)	(4.8)	(3.0)	(3.0)
Cash flow before asset sales	**36.6**	**29.1**	**36.9**	**37.8**

2002/3 Capital Expenditure

	2001/2 $M	2002/3 $M	
Arahura Deck 5 Modifications	0.0	1.4	Increase passenger seating capacity
Arahura Other Passenger Upgrades	0.0	0.5	Improve passenger comfort
Arahura	0.2	1.3	Vessel capex
Aratere	0.3	0.4	Vessel capex
Picton Terminal	0.7	0.1	General terminal improvements
Wellington Terminal seating	0.0	0.2	Improve passenger comfort
Wellington Terminal other	0.6	0.2	General terminal improvements
Reservations System Web Enhancement	0.2	0.7	Enable internet bookings to be realtime
Other	0.1	0.0	
Total Capex Rail Interisland	**2.1**	**4.8**	

Distribution Services Group
Budget 2002/3

Revenue Initiatives

- Further develop marketing/sales plan
  - refine top 20 customer needs
  - develop KPI's for top customers and report regularly
- Align prices with improvement in service delivery
- Extend the Supply Chain Management concept to existing and new customers
- Focused selling to improve cargo mix (weight and volume) as well as development of a smalls market to improve overall packaging efficiency and equipment utilisation

DSG Competitive Cost Structure

Cost Initiatives

- Rail Wagon/Container Utilisation
  - stowage of current freight
  - focus selling to improve mix
  - creating top stow
- Road Services
  - improve accuracy, documentation and process
  - move to automated FCL movements
  - increase heavy load capability
- Branch Head Count Review
  - investigate viability of regional branch network
  - 500 staff spread over 40 branches achieve 5% head count reduction

Utilisation Improving But Still Low



42%
55%
70%

	2001/2 Forecast $M	2002/3 Budget $M	2003/4 Estimate $M	2004/5 Estimate $M
External revenue	147.2	156.0	162.2	168.6
Internal revenue	15.2	15.0	15.0	15.0
Total revenue	**162.4**	**171.0**	**177.2**	**183.6**
Linehaul & Transport Costs	105.5	105.9	108.4	110.5
Branch Costs	51.0	50.0	49.2	49.6
Indirect Costs	7.5	9.4	8.9	9.7
Total costs excluding Depreciation	**164.0**	**165.3**	**166.5**	**169.8**
EBITDA	**(1.6)**	**5.7**	**10.7**	**13.8**
Depreciation	3.8	3.5	3.5	3.5
EBIT	**(5.4)**	**2.2**	**7.2**	**10.3**
Abnormals	(2.3)	0.0	0.0	0.0
Add Back Depreciation	3.8	3.5	3.5	3.5
Capex	(2.4)	(2.2)	(2.0)	(2.0)
Cash flow before asset sales	**(6.3)**	**3.5**	**8.7**	**11.8**

2002/3 Capital Expenditure

	2001/2 $M	2002/3 $M	
DSG Standalone project	1.5	0.0	Establish decentralised IT systems - finance, operations
Premises Upgrades (Auck, Dunedin, Hastings)	0.6	0.0	339 Neilson Street, branch upgrades etc
ZH Mezzanine Floors - 33 Units	0.1	0.5	Key Routes AKL to PNth, Wgtn, and Chch
Road Services - IT	0.0	0.3	Centralised FTL and FCL despatch functions
DSG IT systems upgrade	0.0	0.2	Ontrac replacement, Enhances reporting & customer EDI
Refrigerated Premises Upgrades	0.0	0.7	Upgrade to MAF specifications
Smalls Equipment	0.0	0.3	Cages for depots, Platforms for loading
Tranz Link International	0.2	0.2	Information Technology (Includes market growth module)
Total Capex Distribution	**2.4**	**2.2**	

Tranz Rail Limited
Consolidated Budget 2002/3

Consolidated Budget 2002/3

	2001/2 Forecast $M	2002/3 Budget $M	2003/4 Estimate $M	2004/5 Estimate $M
Freight	433.5	466.7	484.9	503.6
Passenger	139.6	134.6	85.8	88.0
Miscellaneous	23.6	28.3	40.6	40.7
Total revenue	**596.7**	**629.6**	**611.3**	**632.3**
Labour & related	189.8	163.2	140.9	141.8
Fuel & traction electricity	58.6	55.5	53.4	54.4
Materials & supplies	26.2	13.9	13.7	13.8
Other costs	243.7	288.6	274.5	278.0
Total costs excluding depreciation	**518.3**	**521.2**	**482.5**	**488.0**
EBITDA	**78.4**	**108.4**	**128.8**	**144.3**
Depreciation	52.4	52.6	50.7	50.1
EBIT	**26.0**	**55.8**	**78.1**	**94.2**
Abnormals	(40.3)	0.0	0.0	0.0
Interest	(25.2)	(23.4)	(24.7)	(24.6)
Working capital/Lease Loan Principal	(16.2)	13.8	5.2	(0.6)
Depreciation	52.4	52.6	50.7	50.1
Deferred gain GATX	(4.9)	(4.9)	(4.9)	(4.9)
Amortisation Of GATX Return Payment	0.0	1.6	1.6	1.6
Tax	(4.6)	(3.5)	0.0	0.0
Capex	(53.4)	(66.9)	(58.9)	(58.9)
Cash flow before asset sales	**(66.2)**	**25.1**	**47.1**	**56.9**
Asset Sales	158.9	7.0	1.5	0.0
Cashflow after asset sales	**92.7**	**32.1**	**48.6**	**56.9**

Consolidated Budget 2002/3 Quarterly

	Quarter 1 Budget $M	Quarter 2 Budget $M	Quarter 3 Budget $M	Quarter 4 Budget $M	Total Budget $M
Freight	107.4	121.0	117.9	120.4	466.7
Passenger	24.1	36.1	46.6	27.8	134.6
Miscellaneous	6.3	6.9	7.1	8.0	28.3
Total revenue	**137.8**	**164.0**	**171.6**	**156.2**	**629.6**
Labour & related	42.8	41.0	39.1	40.3	163.2
Fuel & traction electricity	13.9	13.7	13.5	14.4	55.5
Materials & supplies	3.2	3.5	3.4	3.8	13.9
Other costs	72.4	73.3	72.0	70.9	288.6
Total costs excluding depreciation	**132.3**	**131.5**	**128.0**	**129.4**	**521.2**
EBITDA	**5.5**	**32.5**	**43.6**	**26.8**	**108.4**
Depreciation	12.8	13.1	13.3	13.4	52.6
EBIT	**(7.3)**	**19.4**	**30.3**	**13.4**	**55.8**
Abnormals	0.0	0.0	0.0	0.0	0.0
Interest	(6.0)	(5.9)	(5.7)	(5.8)	(23.4)
Working capital/Lease Loan Principal	6.4	5.4	11.6	(9.6)	13.8
Depreciation	12.8	13.1	13.3	13.4	52.6
Deferred gain GATX	(1.2)	(1.2)	(1.2)	(1.3)	(4.9)
Amortisation Of GATX Return Payment	0.4	0.4	0.4	0.4	1.6
Tax	(3.5)	0.0	0.0	0.0	(3.5)
Capex	(19.4)	(18.1)	(14.6)	(14.8)	(66.9)
Cash flow before asset sales	**(17.8)**	**13.1**	**34.1**	**(4.3)**	**25.1**
Asset Sales	0.0	5.0	2.0	0.0	7.0
Cashflow after asset sales	**(17.8)**	**18.1**	**36.1**	**(4.3)**	**32.1**

TRANZ RAIL

Consolidated Budget 2002/3 Reconciliation for Lease Changes

	2001/2 Forecast $M	2002/3 Budget $M	2003/4 Estimate $M	2004/5 Estimate $M
Old Format EBITDA	**73.6**	**103.9**	**125.2**	**140.1**
Decrease In Lease Charge Aratere	7.2	8.8	7.5	8.3
Loss of deferred gain Aratere	(2.4)	(2.7)	(2.3)	(2.5)
Amortisation Of GATX Return Payment	0.0	(1.6)	(1.6)	(1.6)
Net Change To EBITDA	**4.8**	**4.5**	**3.6**	**4.2**
New Format EBITDA/Aratere On Balance Sheet	**78.4**	**108.4**	**128.8**	**144.3**
Decrease In Lease Charge GATX	20.7	25.0	24.4	24.3
Loss of deferred gain GATX	(4.9)	(4.9)	(4.9)	(4.9)
EBITDA Adjusted For GATX lease	**94.2**	**128.5**	**148.3**	**163.7**

TRANZ RAIL

Consolidated Budget 2002/3 Reconciliation for Lease Changes

	2001/2 Forecast $M	2002/3 Budget $M	2003/4 Estimate $M	2004/5 Estimate $M
Old Format EBIT	**24.0**	**53.8**	**77.4**	**92.7**
Decrease In Lease Charge Aratere	7.2	8.8	7.5	8.3
Increase in depreciation Aratere	(5.2)	(5.2)	(5.2)	(5.2)
Amortisation Of GATX Return Payment	0.0	(1.6)	(1.6)	(1.6)
Net Change To EBIT	**2.0**	**2.0**	**0.7**	**1.5**
New Format EBIT/Aratere On Balance Sheet	**26.0**	**55.8**	**78.1**	**94.2**
Decrease In Lease Charge GATX	20.7	25.0	24.4	24.3
Increase in depreciation GATX	(9.9)	(9.9)	(9.9)	(9.9)
EBIT Adjusted For GATX lease	**36.8**	**70.9**	**92.6**	**108.6**
Net Increase In Interest Aratere	7.7	7.7	7.7	7.7
Net Increase In Interest GATX if were on balance sheet	12.3	12.3	11.3	10.2

2002/3 Capital Expenditure

	2001/2	2002/3
	$M	$M
Rail Services	41.4	52.4
Interisland Line	2.1	4.8
Distribution	2.4	2.2
Rail Passenger	6.0	6.0
Corporate	1.5	1.5
Total Tranz Rail Capital Budget	**53.4**	**66.9**

TRANZ RAIL

Consolidated Budget 2002/3
Key Budget Assumptions

	2002/3	2003/4	2004/5
Volume Growth			
- RSG	5.5%	3.5%	3.5%
- DSG	1.6%	2.0%	2.0%
- Interisland Passenger	4.3%	3.0%	2.0%
- Interisland CV's	0.0%	2.0%	2.0%
- Tranz Metro Wellington	0.0%	N/A	N/A
Price Growth Assumptions			
- RSG	0.0%	0.0%	0.0%
- DSG	5.0%	2.0%	2.0%
- Interisland Passenger	3.0%	2.0%	0.0%
- Interisland CV's	-5.0%	0.0%	0.0%
- Tranz Metro Wellington	10.0%	N/A	N/A
Exchange Rate (All)	US$0.48	US$0.48	US$0.48
General Costs Inflation	0%	0%	0%
Labour Costs Inflation	3.0%	3.0%	3.0%
Diesel Oil Prices	NZ$0.44	NZ$0.44	NZ$0.44
Interisland LFO Oil Prices	NZ$0.40	NZ$0.40	NZ$0.40
Target Savings Outsourced - Infrastructure	0.0%	5.0%	5.0%


TRANZ RAIL

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
Email: wcollins@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Wayne Collins
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on behalf by the undersigned, thereto duly authorized.

Tranz Rail Holdings Limited
(Registrant)

By: ______________________
WAYNE COLLINS
Chief Financial Officer

Date: 23 July 2002